UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                         Amendment No. 2

                      GRYPHON HOLDINGS INC.

                        (Name of Issuer)

              Common Stock, $0.01 par value per share
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                   (Title of Class of Securities)

                           400515102
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                         (CUSIP NUMBER)


Gregory B. Nevers, Esq.
Corporate Counsel
Markel Corporation
4551 Cox Road
Glen Allen, VA 23060
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(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications

July 28, 1998
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 400515102
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  (1)     Names of Reporting Persons I.R.S. Identification Nos. of Above
Persons (entities only)

Name of Reporting Persons:    Markel Corporation
I.R.S. Identification Number: 54-0292420
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  (2)     Check the Appropriate Box if a Member of a Group
                                                      (a)   [   ]
                                                      (b)   [   ]
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  (3)     SEC Use Only
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  (4)     Source of Funds     WC
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  (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e)
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  (6)     Citizenship or Place of Organization
Commonwealth of Virginia
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                           (7)     Sole Voting Power        791,250
Number of
   Shares
 Beneficially              (8)     Shared Voting Power            0
  Owned by
    Each
  Reporting                (9)     Sole Dispositive Power   791,250
 Person With

                           (10)    Shared Dispositive Power       0

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 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
    11.7%
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 (12)     Check if the Aggregate Amount in Row (11) Excludes
Certain Shares
                                                            [  ]
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 (13)     Percent of Class Represented by Amount in Row (11) 11.7%
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 (14)     Type of Reporting Person

          HC,CO
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        This statement amends the statement on Schedule 13D dated March 30,
1998, as amended on may 26, 1998 ("Schedule 13D"), previously filed by Markel Corporation, a Virginia corporation ("Markel"), relating to the common stock, $.01 par value per share ("Common Stock"), of Gryphon Holdings, Inc., a Delaware corporation ("Gryphon" or the "Issuer"). Defined terms used herein and not otherwise defined shall have the meaning set forth in the Schedule 13D.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The aggregate cost for the acquisition of the additional 130,000 shares of common stock of Gryphon reported herein was $2,010,625 and was paid for out of Markel's working capital.

ITEM 4.        PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is supplemented by the following:

      On May 29, 1998 and July 22, 1998 Markel received regulatory approval in the states of California and Pennsylvania, respectively, which allow Markel to proceed with its proposed purchase of up to 19.9% of Gryphon's outstanding shares of Common Stock. Having previously filed a Disclaimer of Control with the State of Connecticut, Markel purchased additional shares of Gryphon on July 23 and July 27, 1998. The approvals in California and Pennsylvania and the Disclaimer in Connecticut are all conditioned upon Markel not controlling the management or affairs of Gryphon. Should Markel change its plans or intentions with respect to Gryphon it might be precluded from purchasing additional shares without further regulatory approval. In addition, the Disclaimer filed in Connecticut only constitutes a rebuttal of the statutory presumption of control which exists when any person or entity exceeds ten percent ownership of an insurance entity subject to the Connecticut Insurance Holding Company Act. The Connecticut Department of Insurance may disallow the Disclaimer after notice and an opportunity for hearing. Should the Connecticut Department of Insurance take such action Markel could be precluded from making additional purchases or be ordered to divest some of the Shares unless further regulatory filings were made and approved. In addition to filings required under State insurance laws, Markel could be required to make a filing and wait for the expiration or early termination of applicable waiting periods under the Hart Scott Rodino Antitrust Improvements Act. Such filing would generally be required before Markel acquired more than $15 million or 15% of the outstanding shares of Common stock of Gryphon.

      Markel acquired the Shares for the purpose of investment. Markel intends to continue to monitor its investment and review Gryphon's business affairs and financial position. Based on such review, as well as general economic and industry conditions existing at the time, Markel may consider from time to time various alternative courses of action and may discuss with Gryphon's Board ways in which Gryphon's shareholder value may be increased. Markel may also have discussions with Gryphon's Board of Directors, management and/or other shareholders of Gryphon concerning (i) the acquisition or disposition of shares of Gryphon Common Stock; (ii) Gryphon's charter, bylaws, shareholder rights plan and other instruments and/or actions which may impede the acquisition of control of Gryphon; and (iii) Gryphon's current and future business plans, prospects and management. Markel may also seek to acquire additional shares of Common Stock through open market purchases, privately negotiated transactions or otherwise or it may seek to dispose of some or all of the Shares. Except as described above or in the Schedule 13D, Markel does not currently have any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) though (j) of Item 4 of Schedule 13D. However, Markel reserves the right at any time to formulate other plans and purposes regarding its Shares or the Issuer.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

      (a) Markel is the holder of 791,250 shares (the "Shares") of the Common Stock, which represents approximately 11.7% of the Issuer's outstanding Common Stock.

      (b) See Cover Pages, Items 7, 8, 9 and 10.

      (c) During the last 60 days, Markel made the following purchases and sales of shares of Common Stock in open market transactions on the NASDAQ Stock
Market:

Purchase Date            Shares           Price per Share
7/28/98                  50,000            15.4375
7/22/98                  60,000            15.4375
7/27/98                  20,000            15.625

      (d)   None

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: July 28, 1998                       /s/ STEVEN A. MARKEL



                                            STEVEN A. MARKEL
                                            Vice Chairman